Exhibit 99.1

Ballard Appoints Two Board Members From Strategic Partner Weichai Power

VANCOUVER, Jan. 2, 2019 /CNW/ - Ballard Power Systems (NASDAQ : BLDP; TSX : BLDP) today announced that, effective January 1, 2019, the Company has appointed Mr. Jiang Kui (also known as Mr. Kevin Jiang) and Mr. Sun Shaojun (also known as Mr. Sherman Sun) to the Company's Board of Directors. These appointments, and expansion of Ballard's Board of Directors from seven members to nine members, are consistent with the terms of Ballard's strategic collaboration with Weichai Power Co., Ltd. ("Weichai"), previously referenced in Ballard press releases issued on August 29, 2018 and November 13, 2018.

Jim Roche, Chairman of Ballard's Board of Directors said, "Kevin Jiang and Sherman Sun both have extensive senior management experience across multiple functional disciplines within the Weichai organization. Their distinguished careers have included management of engineering and manufacturing operations, together with executive roles in Heavy and Medium Duty Motive power segments in China and other markets. We are fortunate to have Kevin and Sherman at the Board table, where their insights and counsel will support continued advancement of Ballard's growth strategy in China and around the globe."

Mr. Kevin Jiang is currently a non-Executive Director of Weichai, President of Shandong Heavy Industry Co., Ltd., a supervisor of KION Group AG, a Director of U.S.-based PSI Inc., and a Director of Ferretti International Holdings S.p.A. Throughout his career Kevin has held positions of increasing responsibility, including: Deputy General Manager of the Assembly Department at Shandong Bulldozer General Factory; Deputy General Manager of Shantui Import and Export Company; Deputy Director, Director of the Manufacturing Department, Deputy General Manager and Director at Shantui Engineering Machinery Co., Ltd.; Deputy General Manager at Shandong Engineering Machinery Group Co., Ltd.; Executive Deputy General Manager and Vice Chairman at Weichai Group Holdings Limited; Chairman at Shanzhong Jianji Co., Ltd.; and Director at Shandong Heavy Industry Group Co., Ltd. Kevin is a senior engineer and holds an MBA degree from Wright State University.

Mr. Sherman Sun is currently Executive Director and Executive President of Weichai, a Director of Weichai Group Holdings Limited and Weichai Heavy Duty Machinery Co., Ltd. as well as Chairman of U.S.-based PSI Inc. Sherman joined the Weichai organization as Supervisor of the Engineering Department at Weifang Diesel Engine Factory, where he later rose to the position of Chief Engineer. He also served as Director at Torch Automobile Group Co., Ltd., a Weichai company. Sherman is a researcher in applied engineering technology and holds a Doctorate degree in Engineering from Tianjin University.

Kevin Jiang noted, "As representatives of Weichai, this position on Ballard's Board of Directors provides an opportunity to collaborate at the strategic level, underpinned by our extensive knowledge of the China market."

Sherman Sun added, "We will be able to leverage and coordinate Weichai's resources and strong relationships within the vehicle manufacturing value chain for positive advantage in executing Ballard's growth strategy."

About Ballard Power Systems
Ballard Power Systems (NASDAQ : BLDP; TSX : BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning future events or developments, including the closing of the announced transaction, the performance of the joint venture, anticipated product development efforts and product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, performance risks related to existing joint venture and partners, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:45e 02-JAN-19